Exhibit 3.53

[STAMP]

ARTICLES OF AMENDMENT
OF
AVTECH CORPORATION

Pursuant to RCW 23B.10.060, the undersigned corporation submits the following amendment to its Articles of Incorporation:

1.         The name of the corporation is Avtech Corporation (the “Corporation”).

2.         Article V of the Corporation’s Articles of Incorporation is hereby amended and restated in its entirety to read as follows:

ARTICLE V

The total number of shares of stock which the Corporation shall have authority to issue is 15,000, all of which shall be common stock having no par value.

3.         The amendment provides for the conversion on a one-for-100 basis of the issued and outstanding shares of common stock. Upon the filing of these Articles of Amendment, every 100 shares of outstanding common stock will be automatically reclassified, changed and converted into one share of new common stock. No fractional shares of common stock will be issued upon such conversion, but in lieu thereof, the Corporation will pay cash for such fractional interest at the rate of $177.00 per share of common stock outstanding prior to the effectiveness of these Articles of Amendment. All holders of outstanding common stock will be required to surrender their stock certificate(s) in order to receive the cash payment for fractional interests and/or new certificates evidencing their whole shares of new common stock following this reverse stock split.

4.         The amendment was adopted July 17, 1998.

5.         The amendment was approved by the Corporation’s shareholders in accordance with the provisions of RCW 23B.10.030 and 23B.10.040.

Date: July 17, 1998.

AVTECH CORPORATION

/s/ Robert A. Rankin
Robert A. Rankin Secretary